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             October 6, 2020

       Ben Kaplan
       Chief Executive Officer
       Ehave, Inc.
       18851 NE 29th Ave., Suite 700
       Aventura, FL 33180

                                                        Re: Ehave, Inc.
                                                            Offering Statement
on Form 1-A
                                                            File No. 024-11336
                                                            Filed October 6,
2020

       Dear Mr. Kaplan:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your financial statements do not meet the updating requirements of Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

             Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 or Stephen Krikorian,
       Accounting Branch Chief, at (202) 551-3488 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Technology
       cc:                                              Jonathan Leinwand, Esq.